
GRASIM
ADITYA BIRLA GROUP

082-03322




10015785

7th May, 2010

BY AIR MAIL

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street
Washington DC 20459, USA

SUPPL

Dear Sirs,

Pursuant to Clause 41 of the Listing Agreement, please note that the Board of Directors of Grasim Industries Limited will meet on Saturday, the 15th May, 2010. The Agenda of the meeting amongst other items will include the following:-

i) to consider and approve the audited financial results of the Company for the year ended 31st March, 2010; and

ii) to recommend payment of dividend on Equity shares for the year ended 31st March, 2010.

Thanking you,

Yours faithfully,

Ashok Malu
Company Secretary

dlw 5/28

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
Aditya Birla Centre, 'A' Wing, 2nd Floor, S.K. Ahire Marg, Worli, Mumbai 400 030.
Tel. 91-22-6652 5000 / 2499 5000 • Fax 91-22-6652 5114 / 2499 5114 • Email : grasimcfd@adityabirla.com
Registered Office : P.O. Birlagram, Nagda - 456 331 (M.P.)


GRASIM
ADITYA BIRLA GROUP

May 7, 2010

Bombay Stock Exchange Limited
Department of Corporate Services
1st Floor, New Trading Ring,
Rotunda Building, P J Towers, Dalal Street,
Fort, Mumbai - 400 001
Fax: 022-22723121/ 3719/ 2037/ 2039/ 2041
Email: corp.relations@bseindia.com

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza
Bandra-Kurla Complex, Bandra (East)
Mumbai - 400 051
Fax: 022-26598237/8238
Email: cmlist@nse.co.in

Dear Sirs,

Sub: Scheme of Arrangement between Grasim Industries Limited, Samruddhi Cement Limited and their respective shareholders and creditors

This is further to our letter dated 21st April, 2010, informing the Stock Exchanges that the Scheme of Arrangement has been sanctioned by the Hon'ble High Court of Madhya Pradesh, Bench Indore, on 31st March, 2010 and that the said Order has been filed with the Registrar of Companies, Gwalior (M.P.) on 17th April, 2010.

We now wish to inform you that the Scheme of Arrangement has also been sanctioned by the Hon'ble High Court of Gujarat, Ahmedabad on 6th May, 2010.

Upon receipt of the certified copy of the Court Order from the Hon'ble High Court of Gujarat, the same will be filed with the Registrar of Companies and further steps for making the Scheme effective will be taken. We will inform you when the Scheme becomes effective.

The above is for your information and record.

Thanking you,

Yours faithfully,
For Grasim Industries Limited,



Ashok Malu
Company Secretary

Luxembourg Stock Exchange
Market & Surveillance Dept.,
P.O. Box 165, L-2011 Luxembourg,
Grand Duchy of Luxembourg,
Europe

BY AIR MAIL
Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street
Washington DC 20459, USA

National Securities Depository Ltd.
Trade World, 4th Floor
Kamala Mills Compound
Senapati, Bapat Marg, Lower Parel, Mumbai 400 013

Central Depository Services (India) Ltd.
Phiroze Jeejeebhoy Tower
16 & 17th Floor, Dalal Street
Fort, Mumbai - 400 023

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111 Wall Street, 5th Floor
New York 10043, USA

Citi Bank N.A. (Custodial Services)
Trent House, 3rd Floor
G-60, Bandra Kurla Complex
Bandra (East), Mumbai 400 051